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    As filed with the Securities and Exchange Commission on November 29, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

               The Emerging Markets Telecommunications Fund, Inc.
                       (Name of Subject Company (issuer))

               The Emerging Markets Telecommunications Fund, Inc.
                 (Names of Filing Persons (offerer and issuer))

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    290890102
                      (CUSIP Number of Class of Securities)

                                Hal Liebes, Esq.
                              Senior Vice President
               The Emerging Markets Telecommunications Fund, Inc.
                              466 Lexington Avenue
                                   16th Floor
                            New York, New York 10017
                                 (212) 875-3500
            (Name, address, and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                 With a copy to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099

                            Calculation of Filing Fee

================================================================================
Transaction Valuation                                       Amount of Filing Fee
--------------------------------------------------------------------------------
$14,231,493(a)....................................              $2,847(b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 1,902,606 shares in the offer, based upon a price per share of $7.48, which represents 95% of the net asset value per share at October 19, 2001.



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(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $2,847
     Form or Registration No. Schedule TO
     Filing Party: The Emerging Markets Telecommunications Fund, Inc. Date Filed: October 24, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

================================================================================



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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on October 24, 2001, by The Emerging Markets Telecommunications Fund, Inc., a Maryland corporation (the "Fund"), relating to the offer by the Fund to purchase for cash up to 1,902,606 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Schedule TO (the "Tender Offer").

     The Schedule TO is hereby amended and supplemented by adding the following:

     7,224,025 shares of the Fund's Common Stock were tendered in the Tender Offer, prior to the expiration of the Tender Offer at 5:00 p.m., New York City time, on November 21, 2001. The Fund accepted 1,902,606 shares of Common Stock for payment at a price of $7.89 per share. On a pro-rated basis, 26.34% of the shares of Common Stock tendered by each tendering stockholder were accepted for payment.

     Reference is hereby made to the press release issued by the Fund on November 21, 2001 a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference and the press release issued by the Fund on November 28, 2001 a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit (a)(9)      Text of Press Release issued by The Emerging Markets
                    Telecommunications Fund, Inc. on November 21, 2001.

Exhibit (a)(10)     Text of Press Release issued by The Emerging Markets
                    Telecommunications Fund, Inc. on November 28, 2001.


                                       2

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        THE EMERGING MARKETS
                                        TELECOMMUNICATIONS FUND, INC.

                                        By: /s/ Hal Liebes, Esq.
                                            ------------------------------
                                            Hal Liebes, Esq.
                                            Senior Vive President


Date: November 29, 2001


                                       3

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                                  EXHIBIT INDEX

The following item is hereby added to the Exhibit Index:

Exhibit No.         Exhibit Description
-----------         -------------------

Exhibit (a)(9)      Text of Press Release issued by The Emerging Markets
                    Telecommunications Fund, Inc. on November 21, 2000.

Exhibit (a)(10)     Text of Press Release issued by The Latin America Investment
                    Fund, Inc. on November 28, 2001.